Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

September 15, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Supplemental Immediate Report - Deployment of Ultra-Broadband Stationary Infrastructure in Israel - Project Initiation by Bezeq

Bezeq hereby supplements the following report that it has previously filed:

●	Immediate Report dated September 14, 2020 regarding the decision of the Government of Israel on September 13, 2020 to approve the promotion of nationwide deployment of advanced communications infrastructure in Israel, in accordance with the final recommendations of the inter-ministerial team for the examination of the policy for ultra-broadband stationary infrastructure deployment in Israel adopted by the Israeli Minister of Communications.

On September 14, 2020, Bezeq’s Board of Directors approved the launch and initiation of Bezeq’s plan for the deployment of ultra- broadband stationary infrastructure (the “Fiber Project”).

The Fiber Project is a complex and resource-intensive project that involves significant investments of billions of shekels by Bezeq over the years of the project, and is expected to include a massive deployment of fiber optics throughout Israel, on a large scale, that will allow ultra-fast Internet services.

This immediate report contains “forward-looking information”, within the meaning of that term under the Israeli Securities Law, 5728-1968, which are based on Bezeq’s assessments, assumptions and expectations in accordance with the data in its possession at the time of this report. The future events described by that forward-looking information may not materialize, or may materialize differently than expected, inter alia, depending on regulatory developments and decisions, technological developments and developments in the communications market.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.